Exhibit 3.1

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

MIDWESTONE FINANCIAL GROUP, INC.

(FIRST AMENDMENT)

TO THE SECRETARY OF STATE OF THE STATE OF IOWA:

MidWestOne Financial Group, Inc., a corporation duly organized and existing under the Iowa Business Corporation Act, Chapter 490, as amended (the “Act”), does hereby adopt the following Articles of Amendment to its Amended and Restated Articles of Incorporation pursuant to the provisions of said Act and all amendments thereto.

Article I

The name of the corporation, as stated in its Amended and Restated Articles of Incorporation, is MidWestOne Financial Group, Inc.

Article II

The following amendment to the Amended and Restated Articles of Incorporation was adopted by the Board of Directors of the Corporation effective October 31, 2009, and by the shareholders of the Corporation on January 23, 2009, in the manner prescribed by the Iowa Business Corporation Act:

BE IT RESOLVED, that the Amended and Restated Articles of Incorporation of MidWestOne Financial Group, Inc., as heretofore amended, shall be, and it hereby is, further amended by deleting the present Article IV, and by inserting in lieu thereof the following new Article IV, providing in its entirety as follows:

“Article IV

Section 1. The total number of shares of all classes of capital stock which the Corporation has the authority to issue is 15.5 million (15,500,000) shares, which are divided into two classes as follows:

(a) five-hundred thousand (500,000) shares of preferred stock, no par value (the “Preferred Stock”); and

(b) fifteen million (15,000,000) shares of common stock with a par value of $1.00 per share (the “Common Stock”).

Section 2. The preferences, qualifications, limitations, restrictions and special or relative rights in respect of the shares of each class are:

Paragraph 1. Preferred Stock. The board of directors is authorized, at any time and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series with such designations, preferences, voting powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in the resolution or resolutions providing for the issuance of such Preferred Stock adopted by the board of directors, and as are not stated and expressed in these articles of incorporation or any amendment thereto, including, but not limited to, determination of any of the following:

(a) the distinctive serial designation and the number of shares constituting a series;

(b) the dividend rate or rates, whether dividends are cumulative (and if so on what terms and conditions), the payment date or dates for dividends and the participating or other special rights, if any, with respect to dividends;

(c) the voting rights, full or limited, if any, of the shares of the series, which could include the right to elect a specified number of directors in any case if dividends on the series are not paid for in a specified period of time;

(d) whether the shares of the series are redeemable and, if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed, which prices, terms and conditions may vary under different conditions and at different redemption dates;

(e) the amount or amounts, if any, payable upon the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation prior to any payment or distribution of the assets of the Corporation to any class or classes of stock of the Corporation ranking junior to the series;

(f) whether the shares of the series are entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of shares of the series and the amount of the fund and the manner of its application, including the price or prices at which the shares of the series may be redeemed or purchased through the application of the fund;

(g) whether the shares are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price or prices, or the rates of exchange, and the adjustments thereof, if any, at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

(h) any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of a series, as the board of directors may deem advisable and as are not inconsistent with the provisions of these articles of incorporation.

Paragraph 2. Common Stock.

(a) Subject to the preferential rights of the Preferred Stock, the holders of the Common Stock are entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the board of directors.

(b) In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock, holders of Common Stock shall be entitled to receive all of the remaining assets of the Corporation of whatever kind available for distribution to shareholders ratably in proportion to the number of shares of Common Stock held by them respectively. The board of directors may distribute in kind to the holders of Common Stock such remaining assets of the Corporation or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or other entity and receive payment therefor in cash, stock or obligations of such other corporation, trust or other entity, or any combination hereof, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of Common Stock.

Except as may be otherwise required by law or in these articles of incorporation or any amendment thereto, each holder of Common Stock has one vote in respect of each share of stock held by the holder of record on the books of the Corporation on all matters voted upon by the shareholders. No shareholder shall have cumulative voting rights for the election of directors.”

Article III

The amendment was duly approved by the shareholders in the manner required by Iowa Code and the Amended and Restated Articles of Incorporation of MidWestOne Financial Group, Inc.

Article IV

These Articles of Amendment to the Amended and Restated Articles of Incorporation of MidWestOne Financial Group, Inc., are dated this 23rd day of January, 2009.

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IN WITNESS WHEREOF, MidWestOne Financial Group, Inc., has caused these Articles of Amendment to be signed by Charles N. Funk, its Chief Executive Officer and President, this 23rd day of January, 2009.

MIDWESTONE FINANCIAL GROUP, INC.

By:	/s/ Charles N. Funk
Name:	Charles N. Funk
Title:	Chief Executive Officer and President